Michael C. McCormick
CORPORATE COMPLIANCE OFFICER, ASSOCIATE GENERAL COUNSEL and ASSISTANT SECRETARY

651 293 4142	370 WABASHA STREET NORTH
651 293 2573	ST. PAUL, MN 55102-1390
mike.mccormick@ecolab.com

26 February 2013

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:                             Notice of disclosure filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Ecolab Inc. has made disclosure pursuant to those provisions in its Annual Report on Form 10-K for the year ended December 31, 2012, which was filed with the Securities and Exchange Commission on February 26, 2013.

Sincerely,

ECOLAB INC.

By:	/s/Michael C. McCormick
Michael C. McCormick
Corporate Compliance Officer, Associate General
Counsel and Assistant Secretary

MCM/cl